Mercedes-Benz Auto Lease Trust 2024-A
Investor Report

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-May-2026	31-May-2026		
Determination Date	11-Jun-2026			
Record Date	12-Jun-2026			
Payment Date	15-Jun-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-May-2026	15-Jun-2026	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2026	15-Jun-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	235,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	235,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	471,000,000.00	357,608,836.26	316,143,545.23	41,465,291.03	88.036711	0.671218
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**434,978,836.26**	**393,513,545.23**	**41,465,291.03**		
Overcollateralization	177,634,611.27	177,625,564.88	177,625,564.88			
Total Securitization Value	**1,450,004,611.27**	**612,604,401.14**	**571,139,110.11**			
present value of lease payments	778,780,383.53	173,576,632.58	155,281,419.18			
present value of Base Residual Value	671,224,227.74	439,027,768.56	415,857,690.93			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.88	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.440000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.062850%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.320000%	1,585,399.17	3.366028	43,050,690.20	91.402739
Class A-4 Notes	5.320000%	343,007.00	4.433333	343,007.00	4.433333
Total		**1,928,406.17**		**$43,393,697.20**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,504,380.71	540,104,170.58	498,638,879.55

Available 2024-A Collections	
Lease Payments Received	15,451,977.23
Net Sales Proceeds-early terminations (incl Defaulted Leases)	26,706,416.59
Net Sales Proceeds-scheduled terminations	9,270,820.70
Excess wear and tear included in Net Sales Proceeds	19,293.60
Excess mileage included in Net Sales Proceeds	113,123.78
Subtotal	51,429,214.52
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	146,681.57
Total Available Collections	**51,575,896.09**

Distribution on the Exchange Note	
(1) Total Servicing Fee	510,503.67
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.45%)	2,452,973.11
(3) Exchange Note Principal Distributable Amount	41,465,291.03
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,147,128.28
Total Distribution	**51,575,896.09**

Available Funds ABS Notes	
Total Exchange Note Payments	43,918,264.14
Reserve Account Draw Amount	0.00
Total Available Funds	**43,918,264.14**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,928,406.17
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	41,465,291.03
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	524,566.94
Total Distribution	**43,918,264.14**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	510,503.67	510,503.67	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,928,406.17	1,928,406.17	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,585,399.17	1,585,399.17	0.00
thereof on Class A-4 Notes	343,007.00	343,007.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,928,406.17	1,928,406.17	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	41,465,291.03	41,465,291.03	0.00
Principal Distribution Amount	41,465,291.03	41,465,291.03	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,005.77
minus Net Investment Earnings	10,005.77
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,005.77
Net Investment Earnings on the Exchange Note	
Collection Account	136,675.80
Investment Earnings for the Collection Period	146,681.57

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	612,604,401.14	14,856
Principal portion of lease payments	10,172,374.77	
Terminations- Early	21,804,602.96	
Terminations- Scheduled	7,722,533.34	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,765,779.96	
Securitization Value end of Collection Period	571,139,110.11	14,023

Pool Factor	39.39%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	11.83
Weighted Average Seasoning (months)	9.79	31.36
Aggregate Base Residual Value	888,302,349.92	458,937,120.81
Cumulative Turn-in Ratio		48.25%
Proportion of base prepayment assumption realized life to date		101.98%
Actual lifetime prepayment speed		0.98%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	565,561,765.28	13,900	99.02%
31-60 Days Delinquent	3,877,387.39	88	0.68%
61-90 Days Delinquent	1,475,880.07	30	0.26%
91-120 Days Delinquent	224,077.37	5	0.04%
Total	571,139,110.11	14,023	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.298%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,152,860.81	26	42,083,260.87	837
Liquidation Proceeds	635,246.65		26,858,659.35	
Recoveries	408,473.31		9,294,077.46	
Principal Net Credit Loss / (Gain)	109,140.85		5,930,524.06	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.221%	
Prior Collection Period	0.553 %	
Second Prior Collection Period	0.185 %	
Third Prior Collection Period	(0.066%)	
Four Month Average	0.223%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.409%

Average Net Credit Loss / (Gain)   7,085.45

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	30,140,055.45	807	479,746,465.68	11,435
Sales Proceeds and Other Payments Received	34,508,685.89		526,969,382.08	
Residual Loss / (Gain)	(4,368,630.44)		(47,222,916.40)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(8.857)%	
Prior Collection Period	(8.274%)	
Second Prior Collection Period	(6.985%)	
Third Prior Collection Period	(4.628%)	
Four Month Average	(7.186)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.257)%

Average Residual Loss / (Gain)   (4,129.68)